

January 19, 2012

Via E-mail
Stephen Dewingaerde
Director and President
Rockford Minerals Inc.
369 Shuter Street
Toronto, Ontario MSA 1X2
Canada

> **Re:** **Rockford Minerals Inc.**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed December 21, 2011**
> **Amendment No. 1 to Form 10-K for Fiscal Year ended October 31, 2010**
> **Filed December 7, 2011**
> **Response filed January 10, 2012**
> **File No. 1-34911**

Dear Mr. Dewingaerde:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form 10

General

1. Please revise to include a brief explanatory note which discloses to the reader that until the filing you made on October 28, 2011, you had not properly listed the securities on the cover page of the Form 10 as being registered pursuant to Section 12(g). Further disclose that the Form 10 did not become effective pursuant to Section 12(g) of the Exchange Act until December 27, 2011.

2. In that regard, please also ensure that your filing is current as of the date of effectiveness. For example, we note that you have not provided at page 22 the required executive compensation disclosure for the most recent fiscal year, as Item 402 of Regulation S-K requires.

3. We reissue in part prior comment 5 from our letter to you dated October 7, 2011. Please revise to clarify your reference to "McNeely" on page 20, and further revise Notes 6 and 7 to identify, respectively, the "shareholder" who paid the expenses during the nine months ended July 31, 2011, and who loaned the additional funds referenced subsequent to that date.

Amendment No. 1 to Form 10-K for Fiscal Year ended October 31, 2010

Controls and Procedures, page 25

4. We note that you have not complied with prior comments 11 and 12, asking you to provide the disclosures required under Item 9(A) of Form 10-K, pertaining to the effectiveness of your internal control over financial reporting and disclosure controls and procedures. We reissue prior comments 11 and 12.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878, or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Steven Zrenda